

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

January 2, 2026

Shachi Shah
Chief Financial Officer
Global Gas Corp
700 S. Rosemary Avenue , Suite 204
West Palm Beach , Florida 33401

> **Re: Global Gas Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Filed March 31, 2025**
> **File No. 001-39819**

Dear Shachi Shah:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services